SUPPLEMENTAL DATA	Exhibit 99(g)
SIEMENS
ADDITIONAL INFORMATION (II) (unaudited)
Reconciliation from Profit / Income before income taxes to EBITDA (adjusted)
For the six months ended March 31, 2008 and 2007
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Profit(1)		method, net(2)		(expense), net(3)		(adjusted)(4)		Amortization(5)		and goodwill(6)		(adjusted)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Sectors and Divisions
Industry Sector	1,925	1,681	9	14	2	(3)	1,914	1,670	161	104	321	311	2,396	2,085
Industry Automation	786	554	(1)	1	4	(1)	783	554	79	12	48	39	910	605
Drive Technology	547	396	—	2	—	2	547	392	24	23	68	59	639	474
Building Technologies	202	199	1	1	3	(2)	198	200	33	31	38	45	269	276
OSRAM	248	248	2	—	—	2	246	246	12	15	102	108	360	369
Industry Solutions	212	148	4	9	(1)	1	209	138	12	19	27	30	248	187
Mobility	(72)	137	1	1	(4)	(4)	(69)	140	2	3	40	29	(27)	172
Energy Sector	353	782	48	7	(4)	4	309	771	37	45	120	114	466	930
Fossil Power Generation	(303)	377	33	(2)	(5)	(2)	(331)	381	8	18	40	42	(283)	441
Renewable Energy	87	55	2	1	—	—	85	54	2	4	11	8	98	66
Oil & Gas	144	77	—	—	—	(1)	144	78	14	15	27	25	185	118
Power Transmission	269	142	12	7	1	5	256	130	5	3	25	25	286	158
Power Distribution	155	131	—	1	—	2	155	128	6	6	14	13	175	147
Healthcare Sector	673	636	15	42	9	17	649	577	135	105	164	100	948	782
Imaging & IT	468	482	2	1	2	6	464	475	55	55	44	46	563	576
Workflow & Solutions	98	78	1	—	3	1	94	77	2	3	9	11	105	91
Diagnostics	116	47	3	4	5	9	108	34	78	34	108	42	294	110

Total Sectors	2,951	3,099	72	63	7	18	2,872	3,018	333	254	605	525	3,810	3,797

Strategic Equity Investments (SEI)	40	151	40	151	—	—	—	—	—	—	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	35	106	23	2	7	—	5	104	23	30	88	112	116	246
Siemens Financial Services (SFS)	178	220	35	33	113	178	30	9	2	2	139	125	171	136
Reconciliation to consolidated financial statements
Other Operations	(118)	(97)	1	4	1	(6)	(120)	(95)	17	24	102	86	(1)	15
Siemens Real Estate (SRE)	199	111	—	10	(26)	(52)	225	153	—	—	79	77	304	230
Corporate items and pensions	(784)	(743)	38	64	68	12	(890)	(819)	42	24	(18)	(34)	(866)	(829)
Eliminations, Corporate Treasury and other reconciling items	(195)	(229)	—	—	(145)	(109)	(50)	(120)	—	—	—	—	(50)	(120)

Siemens	2,306	2,618	209	327	25	41	2,072	2,250	417	334	995	891	3,484	3,475

(1)	Profit of the Sectors and Divisions as well as of SEI, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Includes impairment of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments of intangible assets other than goodwill.

(6)	Includes impairments of goodwill of €73 and €52 in the first six months of fiscal 2008 and 2007, respectively.

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